UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CREDIT ACCEPTANCE CORPORATION

(Name of Subject Company (Issuer))

CREDIT ACCEPTANCE CORPORATION

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class Securities)

225310-10-1

(CUSIP Number of Class of Securities)

Charles A. Pearce

Chief Legal Officer

Credit Acceptance Corporation

25505 West Twelve Mile Road

Southfield, MI 48034-8339

(248) 353-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Dr.

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$84,999,957	$10,947.99

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 637,420 shares of the outstanding common stock at a price of $133.35 per share in cash.
**	The amount of the filing fee equals $128.80 per million dollars of the transaction value, which is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,947.99	Filing Party: Credit Acceptance Corporation
Form or Registration No.: Schedule TO	Date Filed: February 26, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014 (“Schedule TO”), by Credit Acceptance Corporation, a Michigan corporation (“CA”), in connection with the offer by CA to purchase for cash up to 637,420 shares of its common stock, par value $0.01 per share, at a price of $133.35 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated February 26, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information

The “Certain Information Concerning CA – Incorporation by Reference” section of the Offer to Purchase on page 27 thereof is hereby amended and restated by adding a third bullet as follows:

•	Current Reports on Form 8-K, filed with the Commission on February 26, 2014 and March 18, 2014.

Item 12.	Exhibits

Item 12 is hereby amended and supplemented to add the following:

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(vi)	Press release, dated March 18, 2014 announcing certain operating results (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated March 18, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION

By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: March 18, 2014

EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. CA’s commission file number is 000-20202.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(5)(i)	Notice of Guaranteed Delivery.*

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iv)	Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust.*

(a)(5)(v)	Press release dated February 26, 2014 announcing the commencement of the offer (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated February 26, 2014).

(a)(5)(vi)	Press release, dated March 18, 2014 announcing certain operating results (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated March 18, 2014).

(b)(1)	Fifth Amended and Restated Credit Agreement, dated as of June 17, 2011, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 22, 2011).

(b)(2)	First Amendment to the Fifth Amended and Restated Credit Agreement, dated as of June 15, 2012, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 15, 2012).

(b)(3)	Second Amendment to the Fifth Amended and Restated Credit Agreement, dated as of June 20, 2013, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 24, 2013).

(b)(4)	Third Amendment to the Fifth Amended and Restated Credit Agreement, dated as of December 9, 2013, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(b)(5)	Fourth Amendment to the Fifth Amended and Restated Credit Agreement, dated as of January 15, 2014, by and among CA, Comerica Bank and the other banks signatory thereto and Comerica Bank, as administrative agent for the Banks (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(b)(6)	Fifth Amended and Restated Loan and Security Agreement dated as of December 27, 2012 among CA, CAC Warehouse Funding Corporation II, Variable Funding Capital Company LLC, Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated January 3, 2013).

(b)(7)	Amendment No. 1 to Fifth Amended and Restated Loan and Security Agreement, dated as of December 2, 2013, among CA, CAC Warehouse Funding Corporation II, Variable Funding Capital Company LLC, Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(b)(8)	Amended and Restated Loan and Security Agreement, dated as of June 29, 2012 among CA, CAC Warehouse Funding III, LLC, Fifth Third Bank and Systems & Services Technologies, Inc. (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated July 6, 2012).

(b)(9)	First Amendment to Amended and Restated Loan and Security Agreement, dated as of August 16, 2013, among CA, CAC Warehouse Funding III, LLC, Fifth Third Bank and Systems & Services Technologies, Inc. (incorporated by reference to an exhibit to CA’s Form 10-Q, for the quarterly period ended September 30, 2013).

(b)(10)	Loan and Security Agreement dated as of August 19, 2011 among CA, CAC Warehouse Funding LLC IV, BMO Capital Markets Corp., Bank of Montreal and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated August 24, 2011).

(b)(11)	First Amendment to Loan and Security Agreement dated as of April 5, 2013 among CA, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated April 5, 2013).

(b)(12)	Second Amendment to Loan and Security Agreement, dated as of December 4, 2013, among CA, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(1)	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, March 26, 2012 (incorporated by reference to Annex A to CA’s Definitive Proxy Statement on Schedule 14A dated April 5, 2012).

(d)(2)	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA’s Form 10-Q for the quarterly period ended June 30, 1999).

(d)(3)	Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2001).

*	Previously filed